

September 19, 2012

Via E-mail
Steven Samblis
Chief Executive Officer
IC Places, Inc.
1211 Orange Ave., Suite 300
Winter Park, FL 32789

      Re: **IC Places, Inc.**
               Form 10-K for the fiscal year ended December 31, 2011
               Filed March 29, 2012
               File No. 000-53278

Dear Mr. Samblis:

      We have reviewed your response filed August 30, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 15. Exhibits, Financial Statements Schedules, page 29

1. We note your response to comment 4 from our letter dated August 16, 2012 that your auditors provided a consent related to the use of their report on the December 31, 2008 and 2007 financial statements. However, on page 5 of your Form S-8 filed on February 26, 2010 you state that all documents filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of the registration statement and prior to the filing of a post-effective amendment to the registration statement which indicates that all securities offered thereunder have been sold, or which deregisters all securities then remaining unsold under the registration statement, shall be deemed to be incorporated by reference in the registration statement and to be a part thereof from the date of filing of such documents. Therefore, it appears to us that you incorporated by reference the Form 10-K for the year ended December 31,

2011 and need your auditors to consent to the incorporation by reference of their audit report dated March 29, 2012. Please file a consent or explain to us why you do not believe a consent is required.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief